Exhibit (11)

Two International Place, Boston, MA 02110
800.836.2414 • calvert.com
1825 Connecticut Ave NW, Suite 400
Washington, DC 20009
202.238.2200

January 27, 2023

Calvert Management Series

Two International Place

Boston, MA 02110

Ladies and Gentlemen:

This opinion is furnished in connection with the registration of Class A and Class I shares of Calvert Global Equity Fund, Class A, Class C and Class I of Calvert Global Small-Cap Equity Fund and Class A, Class C and Class I shares of Calvert Small/Mid-Cap Fund, each a separate series of Calvert Management Series (the “Trust”), to be issued pursuant to an Agreement and Plan of Reorganization (the “Plan”), the form of which will be filed on January 27, 2023, as part of a registration statement on Form N-14 (the “Registration Statement”) being filed by the Trust under the Securities Act of 1933, as amended. The classes of shares referenced herein shall be collectively referred to as “Shares.” The Trust is a Massachusetts business trust pursuant to the Amended and Restated Declaration of Trust dated September 11, 2018, as amended (the “Declaration of Trust”). The Trustees of the Trust have the powers set forth in the Declaration of Trust, subject to the terms, provisions and conditions therein provided.

As provided in the Declaration of Trust, the Trustees may authorize one or more series and/or classes of shares, without par value, and the number of shares of each series or class authorized is unlimited. Under the Declaration of Trust, the Trustees may from time to time issue and sell or cause to be issued and sold shares of the Trust for consideration. All such shares, when so issued, shall be fully paid and nonassessable by the Trust.

I have acted as counsel to the Trust in connection with the registration of the Shares and the preparation of the Registration Statement. I am admitted to practice law in the Commonwealth of Massachusetts.

Based upon the foregoing, and with respect to Massachusetts law (other than the Massachusetts Uniform Securities Act), only to the extent that Massachusetts law may be applicable and without reference to the laws of the other several states or of the United States of America, I am of the opinion that under existing law:

1.    The Trust is a trust with transferable shares of beneficial interest organized in compliance with the laws of the Commonwealth of Massachusetts, and the Declaration of Trust is legal and valid under the laws of the Commonwealth of Massachusetts.

2.    The Shares have been duly authorized and, when and if issued in accordance with the terms and conditions of the Plan, will be legally issued, fully paid, and, except as described in the following paragraph, nonassessable by each Fund.

Under Massachusetts law, if certain conditions prevail, shareholders of a Massachusetts business trust (such as the Trust) could be deemed to have personal liability for the obligations of the Trust. The Trust’s Declaration of Trust contains an express disclaimer of liability on the part of shareholders and the Trust’s By-laws provide that the Trust shall assume the defense on behalf of any shareholders. The Declaration of Trust also contains provisions limiting the liability of a series or class to that series or class. Moreover, the Trust’s By-laws also provide for indemnification of any shareholder held personally liable solely by reason of being or having been a shareholder for all loss or expense arising from such liability. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

I consent to the filing of this opinion with the Securities and Exchange Commission as part of the Trust’s Registration Statement.

Very truly yours,

/s/ Jeanmarie Valle Lee
Jeanmarie Valle Lee, Esq.

Calvert mutual funds are distributed by Eaton Vance Distributors Inc., Member FINRA/SIPC. Two International Place Boston, MA 02110.